Exhibit 99.1

Toyota Insurance Spain Selects Sapiens for Total Core Digital Transformation

Toyota’s insurance division in Iberia will implement Sapiens DianaSuite to replace its legacy core system.

Holon, Israel, November 28, 2022—Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced they signed an agreement with Toyota Insurance Management Spain (Toyota Seguros) with the aim of transforming and modernizing its business. As such, Toyota’s insurer will be implementing Sapiens DianaSuite to manage the core of its insurance offering.

DianaSuite is a Sapiens solution developed especially for the Property & Casualty market in Iberia. The platform provides a 360º view of the customer that promotes customer loyalty and engagement. Through its digital layer, it enables fluid communication with customers, including both end users as well as intermediaries and suppliers. It complies with all regulatory standards such as claims management agreements and integration with official bodies.

The CEO of Toyota Insurance Management Spain, Marisa Sáenz Cobeño commented, “We have entrusted Sapiens with the technological solutions that will help us consolidate our digitalization strategy, whose primary goal is excellence in customer service, not only at the product level but also through the optimization of all the processes that affect our customers’ day-to-day experience. We know, because of the scope of the project and our experience working together on it, that we have chosen the right partner.”

DianaSuite is intended for insurers looking to digitally transform their business for the next generation by designing unique user experiences, optimizing production processes and core service management, and adding analytical capabilities to offer their customers excellent service. The software covers the entire non-life policy management cycle and offers 100% coverage for both life and non-life lines of business.

Diogo Morales, Managing Director of Sapiens Iberia, added, “Sapiens is aware of the strategic importance of the project that Toyota Insurance Management is fulfilling, and we see that our solution will help them become more agile and competitive in the auto insurance business.”

DianaSuite works with a modular system and integrates with all components of the insurance company’s ecosystem, making it fully customizable. In addition, its cloud technology, and the possibility of being used on several devices at the same time, make DianaSuite a complete solution.

About Toyota Insurance Management Spain

Toyota Insurance Management Spain started operation in late 2007 and is located in the same building as Toyota Spain and Toyota Financial Services Spain. They have focused on developing a truly Toyota motor insurance product since launching. More recently they have assisted in the development of credit life and are looking to expand into new areas. For more information visit https://www.toyota-im.com/en/our_markets/spain.cfm

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About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. Backed by more than 40 years of industry expertise, Sapiens offers a complete insurance platform, with pre-integrated, low-code solutions and a cloud-first approach that accelerates customers’ digital transformation. Serving over 600 customers in 30 countries, Sapiens offers insurers across property and casualty, workers’ compensation and life markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit https://sapiens.com or follow us on LinkedIn.

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Tally Kaplan Porat
Director of Corporate Marketing, Sapiens
tally.kaplanporat@sapiens.com

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Head of Investor Relations, Sapiens
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Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

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